LIFE SCIENCES RESEARCH, INC. 401 Hackensack Avenue, Hackensack, NJ 07601 Phone: 201-525-1819 Fax: 201-525-1331

July 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

Frank Wyman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
Form 10-Q for Quarterly Period ended June 30, 2006
File No. 001-32615

Dear Mr. Wyman:

Reference is made to the Staff’s comments set forth in our telephone conference of June 15, 2007 (the “Comments”). In this letter, references to “we”, “us” and “our” refer to the Company. Please find our response below.

The subject of that telephone conference was the Company’s accounting for the deconsolidation of Alconbury Estates under FIN 46R. We construe the Comments to recommend that the deconsolidation be reflected solely as a balance sheet item. Accordingly, with this in mind we have reviewed the disclosures made regarding the Alconbury deconsolidation in the Company’s Forms 10-Q for the quarterly periods ended March 31, 2007, September 30, 2006 and June 30, 2006 (the “Forms 10-Q”) and the Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”). In an effort to clarify the information relating to the deconsolidation of Alconbury consistent with the Comments, we have amended the Forms 10-Q and Form 10-K and are prepared to file these amendments with the SEC on Form 10-Q/A and Form 10-K/A.

Drafts of the Forms 10-Q/A and Form 10-K/A (changed pages only for the Form 10-K/A), marked to show the proposed revisions, are attached hereto for your review and comment. Once you have indicated your acceptance of these revisions, we would promptly file the Forms 10-Q/A and Form 10-K/A with the Commission through the EDGAR System.

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Please do not hesitate to get in touch with me at 201-525-1819 should you have any questions or require additional information.

Sincerely,

/s/ Richard A. Michaelson

Richard A. Michaelson
Chief Financial Officer

cc:	Andrew Baker – Chairman and Chief Executive Officer
Mark Bibi – General Counsel and Corporate Secretary
Hugh Scott, P.C. – Independent Auditors